January 21, 2005



James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street NW
Washington, D.C.  20004

RE:      Evergreen Equity Trust (the "Registrant"),
         File Nos. 811-08413 and 333-37453

Dear Mr. O'Connor:

         On behalf of the Registrant, I am sending to you a response to your comments to three filings on Form N-14AE, filed by the Evergreen Equity Trust on December 20 and 21, 2004, relating to the proposed mergers of various Evergreen funds. The dates of the filings, the funds involved, the accession numbers and the file numbers of the three filings are as follows:

-------------- ----------- ------------------------- --------------------- ----------------- ----------------
Merger No.     Date of     Target Fund               Surviving Fund        Accession Number  File Nos.
               Filing
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
1              12/20/04    Evergreen Blue Chip       Evergreen Growth      0000907244-04-0004333-121446
                           Fund and Evergreen Fund   and Income Fund
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
2              12/20/04    Evergreen Masters Fund    Evergreen Large Cap   0000907244-04-0003333-121448
                                                     Equity Fund
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
-------------- ----------- ------------------------- --------------------- ----------------- ----------------
3              12/21/04    Evergreen Foundation      Evergreen Balanced    0000907244-04-0003333-121486
                           Fund and Evergreen Tax    Fund
                           Strategic Foundation
                           Fund
-------------- ----------- ------------------------- --------------------- ----------------- ----------------

         The comments and responses below apply to all of the Form N-14's referenced above, unless otherwise indicated.

Disclosure Comments:

Comment: You suggested that we add the disclosure regarding short term trading and fair valuation of securities required for Prospectuses pursuant to "Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio
                  Holdings" (Release Nos. 33-8408;IC-26418; File No. S7-26-03).

Response:         Disclosure has been added.

Comment: With respect to the merger of Evergreen Masters Fund into Evergreen Large Cap Equity Fund, you stated that if we expect that shareholders of Evergreen Masters Fund to be impacted by capital gains as a result of portfolio restructuring after the merger, then we should add disclosure to this effect in the section of Form N-14 which discusses primary tax consequences.

Response:         Due to the large amount of capital loss carry-forwards which may be used to offset any gains resulting from the sale of Evergreen Masters Fund portfolio securities after the merger, as well as the relative size of the funds, we do not anticipate any portfolio restructuring to result in capital gains to Evergreen Masters Fund shareholders.

Comment: With respect to the merger of Evergreen Masters Fund into Evergreen Large Cap Equity Fund, you asked that if the restructuring of the portfolio following the merger is expected to result in capital gains to shareholders, we should explain the Board's consideration of this factor in the section entitled "Reasons for the Merger."

Response:         Due to the large amount of capital loss carry-forwards which may be used to offset any gains resulting from the sale of Evergreen Masters Fund portfolio securities after the merger, as well as the relative size of the funds, we do not anticipate any portfolio restructuring to result in capital gains to Evergreen Masters Fund shareholders.

Comment: With respect to the merger of Evergreen Masters Fund into Evergreen Large Cap Equity Fund, in the section entitled "Reasons for the Merger," you asked us to reconsider the statement "By merging into Large Cap Equity Fund, shareholders of Masters Fund would have the benefit of a larger combined fund with a similar investment goal and policies" (emphasis added), given the fact that Masters Fund employs a manager of managers strategy and Large Cap Equity Fund does not.

Response:         Although it is true that Evergreen Masters Fund employs a
                  manager of managers strategy and Evergreen Large Cap Equity
                  Fund does not, the investment goals and policies of the funds are similar in that they both seek capital growth as their overall investment goal, and each fund invests primarily in equity security employing a combination of growth and value style investing. However, to alleviate any potential confusion this sentence may cause, we will change the sentence to read as follows "By merging into Large Cap Equity Fund, shareholders of Masters Fund would have the benefit of a larger combined fund with the potential for greater economies of scale."

Accounting Comments:


Comment: In the section entitled "Annual Fund Operating Expenses," include a footnote that indicates which Fund will be the accounting survivor.

Response:         In each case, the Acquiring Fund is the accounting survivor and the disclosure has been added.

Comment: In the Pro Forma Capitalization table appearing in the section entitled "Pro Forma Capitalization" in the N-14, add a column to show "Adjustments" to the shares outstanding.

Response:         This column and the adjustment amounts have been added.

Comment: With respect to the merger of Evergreen Masters Fund into Evergreen Large Cap Equity Fund, given that the filing does not contain Pro Forma Financial Statements, add a statement to the SAI page of the Form N-14 to indicate that within 30 days of the filing, the Evergreen Masters Fund's assets did not represent 10% or more of the combined fund assets.

Response:         We have added the following statement to the SAI page of the
                  N-14:

                  "The pro forma financial statements required by Rule 11-01 of Regulation S-X [17 CFR 210.11-01] need not be prepared since the net asset value of the Evergreen Masters Fund does not exceed ten percent of Evergreen Large Cap Equity Fund's net asset value."

                  We have also confirmed that this statement is true as of December 31, 2004, which is within 30 days of the filing.

Comment: You noted that within the annual reports filed with the N-14's, in the section showing the growth of a hypothetical $10,000 investment, we include a parenthetical indicated that the "graph is omitted." You have asked us to include the plot points within the graph.

Response:         The plot points have been added.

Comment: You noted that in the annual reports filed with the N-14's, investments in affiliates is not enumerated as a separate line item within the Balance Sheet. You have asked us to confirm that this will be done in future filings of the annual report.

Response:         We have confirmed that investments in affiliates, which is currently enumerated separately in the Schedule of Investments, will also be enumerated in a separate line item within the Balance Sheet in future annual report filings where the holding is 10% or more of the net assets of the fund on the Statement of Operations when income earned from the affiliate is 5% or more of the investment income of the fund.

Comment: With respect to the Pro Forma Financial Statements for the Evergreen Foundation/Evergreen Tax Strategic Foundation Fund merger into Evergreen Balanced Fund, you asked us to expand the disclosure to state that a portion of the municipal securities may be sold which may generate gains for shareholders.

Response:         We have added the following statement to Note 1:

                  "A portion of the securities held by Foundation Fund or Tax Strategic Foundation Fund may be disposed of in connection with the Reorganizations. This could result in additional portfolio transaction costs to the Funds and capital gains to shareholders. With respect to Tax Strategic Foundation Fund, a portion of the securities disposed of in connection with the Reorganization could be municipal securities, the interest from which is not subject to federal income tax, other than the alternative minimum tax. This would result in shareholders losing the tax advantages associated with these types of portfolio securities."

Comment: With respect to the Pro Forma Financial Statements, you have asked us to add to Note 3 the total shared outstanding of the combined fund and the amount of the Acquiring Fund shares issued to Target Fund shareholders. As I confirmed in our subsequent telephone conversation, you would like this information on a combined fund basis rather than a class-by-class basis.

Response:         The requested information has been added to Note 3.

Comment: With respect to the Capitalization Tables within the N-14's, you asked us to remove the dollar signs ("$") in front of share amounts.

Response:         This was a typographical error and it has been corrected.


         You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

(i) the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
(iii) the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We will file Form 485(b) to the three Registration Statements on Form N-14AE on or about January 19, 2005. Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.


                                                   Sincerely,

                                                    /s/ Catherine F. Kennedy

                                                   Catherine F. Kennedy, Esq.


Cc:  Laura Hatch, SEC Accounting Division

Attachments
CK/cml